OPTION AGREEMENT ASSIGNMENT

THIS ASSIGNMENT AGREEMENT is made the 9th day of February, 2004

BETWEEN:
HUNTER DICKINSON INC. , a Canadian company with offices
at Suite 1020 - 800 West Pender Street, Vancouver, British
Columbia, V6C 2V6

("Assignor")
AND:
CONTINENTAL MINERALS CORPORATION, a British
Columbia corporation with an office at Suite 1020 - 800 West
Pender Street, Vancouver, British Columbia, V6C 2V6

("Assignee")

WHEREAS:

(A)        Assignor has acquired the exclusive option to earn an interest in certain mineral interests from China Nettv Holdings Inc. ("China Net") pursuant to an Option Agreement made between China Net and the Assignor dated February 5, 2004 (the "Option");

(B)        The Assignee and the Assignor are not at arm's length and the Assignor has agreed to assign the Option to the Assignee at cost;

THEREFORE in consideration of the mutual covenants contained in this Agreement the parties agree as follows:

Assignment

1.        Effective immediately Assignor does hereby assign over and transfer all of its right, title and interest in the Option to Assignee subject to the assumption by Assignee of all of the Assignor's obligations and liabilities under the Option. Assignee hereby accepts the assignment of all of Assignor's right, title and interest in the Option and acknowledges that it has hereby assumed all of the liabilities and obligations of Assignor under the Option.

Consideration for Assignment is Reimbursement of Assignor's Costs

2.        Immediately on execution hereof, the Assignee will reimburse the Assignor for its out-of-pocket costs incurred in connection with the investigation, negotiating and acquiring the Option including:

  site visitation;
  consultation with inhouse geologist and Chinese speaking consultant from Australia;
  transport to Canada and local analysis and assays of rock samples and pulps andhistorical drill holes;
  literature research and preparation of 43-101 technical report which is estimated to be approximately $100,000. Such cost reimbursement shall be subject to the provision by Assignor to Assignee of all receipts evidencing the amount of reimbursed disbursements and is to be paid upon regulatory acceptance hereof.

Regulatory Condition

3.        The only condition to this Assignment remaining effective is that the Assignee must obtain TSX Venture Exchange (TSX V) acceptance and it shall immediately file this Assignment with TSXV along with any required technical report and shall take all necessary steps to obtain TSX V acceptance. If TSXV acceptance is not obtained within 80 days of the date hereof, either party may by 5 days notice terminate this Assignment and it shall be deemed void ab initio in such event.

Representations of the Parties

4.
(a) Each party represents to the other that it is duly incorporated and validly existing under the laws of its incorporating jurisdiction and has all necessary corporate authority and power to execute and deliver this Assignment Agreement as a binding obligation of such party.

(b) Assignor represents to Assignee that the Option is in good standing as of the date hereof and that it may be assigned to Assignee in accordance with its terms.

General Provisions

5.
(a) Any notice or other communications by either party hereto shall be in writing and shall be sufficiently given if hand delivered by one party to any director of the other party at their office at 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 or at such office as either party may designate from time to time.

(b) All of the rights and all of the obligations of a party hereunder shall be binding upon such party and its respective successors and assigns.

(c) No waiver of any provision of this Agreement, or waiver of any breach of this Agreement, shall be effective unless the waiver is in writing and signed by an authorized representative of the party against whom the waiver is claimed.

(d) Assignee shall not assign any of its rights under this Agreement except with the express written consent of Assignor.

(e) Each of the parties agrees that it shall take from time to time and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out this Agreement including any instrument necessary to effect a public notice filing of this Agreement.

(f) This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HUNTER DICKINSON INC.

Per:	/s/
Authorized Signatory

CONTINENTAL MINERALS CORP.

Per:	________________________
Authorized Signatory